September 29, 2005

Fax (763) 551-4002
Room 4561

James W. Hansen
Chief Executive Officer
Ciprico Inc.
17400 Medina Road
Plymouth, MN 55447

> **RE: Ciprico Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2004**
> **Forms 10-Q for Fiscal Quarters Ended December 31, 2004,**
> **March 31, 2005, and June 30, 2005**
> **Form 8-K/A filed March 30, 2005**
> **File No. 000-11336**

Dear Mr. Hansen:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2004
Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 28

1.   It is unclear from your response how you are accounting for all the technical support services you describe on page 8 of your Form 10-K (including ongoing technical assistance, training and technical support). Please clarify whether each of these services are only a component of the separate service

contract the customer chooses to enter into or whether they are part of the standard warranty you provide. As previously requested, refer to EITF 00-21 to support your accounting for these multiple elements, clearly indicating how you allocate fees to each deliverable in your arrangement.

2.   In future filings, revise your discussion of Technical Support in your Form 10-K to indicate that this only represents approximately 3% of your revenues.

Form 8-K/A filed March 30, 2005
Item 9.01 Financial Statements and Exhibits
(a) Financial Statements of Businesses Acquired, page 2

3.   As previously indicated, you should include contingent consideration in the test of your investment's significance unless the likelihood of its payment is remote. Please clarify whether, at the time of the acquisition, payment of $3.3 million in contingent consideration, which appears to have been excluded in your significance calculation, was remote. If so, ensure disclosure to that effect is included in your disclosures surrounding your acquisition of Huge Systems. If not, than provide the financial statements required by Rule 3-05 of Regulation S-X.

4.   We note disclosure in your June 30, 2005 Form 10-Q that you recorded a payable for the contingent consideration of $1.0 million based on performance of the business. Tell us how your accounting for this contingent consideration complies with paragraphs 26 and 27 of SFAS 141. In this regard, clarify why you believe the outcome of the contingency is determinable beyond a reasonable doubt, particularly in light of your statements in your response to prior comment no. 5 that indicate the contingent consideration will most likely be 'substantially less' than $1.2 million.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief